Filed by APA Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Callon Petroleum Company

Commission File No. 001-14039

Date: January 4, 2024

The following are screenshots of social media posts that were posted on various platforms on January 4, 2024.

X

Linkedin

Apache Corporation
237,794 followers
5h •

"This transaction is aligned with APA's overall portfolio strategy and fits all the criteria of our disciplined approach to evaluating external growth opportunities. Callon has built a strong portfolio in the Permian Basin that is complementary to our existing Permian assets and rounds out our opportunity set in the Delaware," said John J. Christmann IV, APA's CEO and president. Read More: https://lnkd.in/gtTpq6Sv

APA Corporation to Acquire Callon Petroleum in All-Stock Transaction
Read more on apacorp.com

Forward-Looking Statements

This communication relates to a proposed business combination transaction between APA and Callon and contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “might,” “plan,” “potential,” “possibly,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “prospect,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. All such forward-looking statements are based upon current plans, estimates, expectations, and ambitions that are subject to risks, uncertainties, and assumptions, many of which are beyond the control of APA and Callon, that could cause actual results to differ materially from those expressed or forecast in such forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the risk that the approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is not obtained or is obtained subject to conditions that are not anticipated by APA and Callon; uncertainties as to whether the potential transaction will be consummated on the expected time period or at all, or if consummated, will achieve its anticipated benefits and projected synergies within the expected time period or at all; APA’s ability to integrate Callon’s operations in a successful manner and in the expected time period; the occurrence of any event, change, or other circumstance that could give rise to the termination of the transaction, including receipt a competing acquisition proposal; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory, and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against APA and Callon or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency, or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of APA or Callon and their respective management teams and potential difficulties in Callon’s ability to retain employees as a result of the transaction; negative effects of this announcement and the pendency or completion of the proposed acquisition on the market price of APA’s or Callon’s common stock and/or operating results; rating agency actions and APA’s and Callon’s ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches, and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political, or regulatory conditions outside of APA’s or Callon’s control; legislative, regulatory, and economic developments targeting public companies in the oil and gas industry; and the risks described in APA’s and Callon’s respective periodic and other filings with the U.S. Securities and Exchange Commission (“SEC”), including their most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither APA nor Callon undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, APA intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of APA and Callon and that also constitutes a prospectus of APA common stock. Each of APA and Callon may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that APA or Callon may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of APA and Callon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about APA, Callon, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by APA will be available free of charge on APA’s website at https://investor.apacorp.com. Copies of the documents filed with the SEC by Callon will be available free of charge on Callon’s website at https://callon.com/investors.

Participants in the Solicitation

APA, Callon, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of APA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in APA’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2023, and APA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023. Information about the directors and executive officers of Callon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Callon’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2023, and Callon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from APA or Callon using the sources indicated above.